John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group™
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

December 12, 2016

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Sprague:

On September 12, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 198 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 199 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding 13 CBOE Vest S&P 500® Enhanced Growth Strategy Funds (the “Funds”) as new portfolio series to the Trust.

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Note that the comments begin with the “Master Enhanced Growth Strategy Fund,” but to the extent they apply to all portfolio series please make the necessary revisions.

Response: The Trust will update the relevant disclosure for all of the Funds as requested.

Prospectus / Master Fund

Fund Summary – Fees and Expenses of the Fund

2.	Comment: In the paragraph preceding the fee table, please add a page number reference to the SAI where additional information may be found on sales charge discounts.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
December 12, 2016

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: In regard to footnote 3 to the fee table, please add “date on which” after the words “three fiscal years following the” so the sentence reads as follows:

The Adviser may not terminate this expense limitation agreement prior to February 28, 2018. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three fiscal years following the date on which ~~fiscal year in which~~ the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

Response:      The Trust is declining to take this comment. The Trust has been advised by its service providers that the current disclosure is accurate and consistent with the applicable accounting rules and standards. Therefore, the Trust is not making any changes to this disclosure.

4.	Comment: Please indent the line item “Shareholder Services Plan” so it is clear that it is a sub-caption under the line item “Other Expenses.”

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principle Investment Strategies

5.
Comment:      In the section titled “Adviser’s Investment Approach,” does the word “generally” need to be included in the first sentence beginning with “[t]he Fund generally invests in a series of 12 monthly...”? If it should be included, please describe amounts that may be invested outside the tranches and the types of investments that may be made with such amounts.

Response: The Trust has removed the word “generally” from this sentence.

6.
Comment:      In the third paragraph under the section titled “Adviser’s Investment Approach,” please re-word the first sentence to make clear that the Fund will invest in FLEX Options that reference the S&P 500® Index rather than ETFs that track the S&P 500® Index. It is unclear whether or not a direct investment by the Fund is an ETF.

Response: The Trust has revised the disclosure as you have requested.

7.
Comment:      In the sixth paragraph under the section titled “Adviser’s Investment Approach,” please confirm whether the term “on an annualized basis” was meant to be included in the sentence prior to the one in which it is contained.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

8.	Comment: In the risk disclosure under the section “Exchange-Traded Funds Risk,” please add the terms “to the Fund” after the word “loss.”

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
December 12, 2016

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: In the risk disclosure under the section “Amplified Return Risk,” there seems to be an extra period or an extra term “series” included in the titled. Please review and revise as needed.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: In the risk disclosure under the section “Amplified Return Risk,” please correct “each tranche’s” to read “each tranche.”

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: In the risk disclosure under the section “Amplified Return Risk,” what is mean by the term “for times outside this period” in the last sentence?

Response: The Trust has revised the disclosure as you have requested.

12.
Comment:      In the risk disclosure under the section “No one can guarantee that a liquid secondary trading market will exist for the FLEX Options,” please reword the sentence containing “10% of its net assets” as it is awkward.

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: In the risk disclosure under the section “New Fund Risk,” the first sentence seems to switch back and forth between the singular and the plural. Please review and revise.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Investments

14.
Comment:      In the paragraph beginning with “The ETFs will generally seek to provide,” the last sentence notes that the S&P 500® Index is considered one of the “best representations....” Please revise to indicate by whom the Index is considered one of the “best representations.”

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Risk

15.
Comment:      In the risk disclosure under the section “The Fund’s investment strategy is designed to achieve its investment objective over the life of the Fund,” please consider whether the disclosure in the first full sentence of that section should be revised to indicate that the Fund’s investment strategy “has not been designed to ...”

Response: The Trust has revised the disclosure to address your comment.

16.	Comment: The Staff notes that this section contains “leverage risk” that is not included in the Item 4

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
December 12, 2016

disclosure. Please also add “leverage risk” to the item 4 summary disclosure.

Response: The Trust has revised the disclosure as you have requested.

17.	Comment: In the risk disclosure under the section “The Fund return or loss is subject to a capped upside,” please consider the terms “return or loss.” Should the language be revised?

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: In the risk disclosure under the section “New Fund Risk,” the last sentence states that liquidation could have negative tax consequences. Please add to the end of this sentence, “to shareholders.”

Response: The Trust has revised the disclosure as you have requested.

Management

19.	Comment: The last paragraph in this section states that the Board of Trustees’ approval of the advisory agreement for the Fund would appear in the annual report for period ended October 31, 2016. Please adjust this date as the Fund is not yet live.

Response: The Trust has revised the disclosure as you have requested.

20.	Comment: In the paragraph preceding the disclosure on the Portfolio Managers, please review the paragraph in its entirety as it switches from the singular to the plural and should be revised.

Response: The Trust has revised the disclosure as you have requested.

Exchange Privilege

21.	Comment: Please review this paragraph as it appears text may be missing.

Response: The Trust has reviewed and revised the paragraph as you have requested.

* * * * *

We note that the comments below were given to the “Sub-Fund” prospectus, although as applicable they have been carried over to the “Master Fund” prospectus.

* * * * *

Fund Summary – Principal Investment Strategies

22.	Comment: The sentence under “Adviser’s Investment Approach” relating to the third Wednesday of January, does not read well. Please revise and revise as needed.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
December 12, 2016

Response: The Trust has reviewed and revised the disclosure in an attempt to address your comment.

Fund Summary – Principal Risks

23.	Comment: In the risk disclosure under the section “Amplified Returns Risk,” please clarify what shares the Fund is referring to and by whom they are to be held or purchased.

Response: The Trust has revised the disclosure to address your comment.

Additional Information About the Funds’ Investments

24.
Comment:      The introductory paragraph states that the Funds are referred to as “a Fund” where in the text both Fund and Funds are used. Please modify to reflect that the Funds may be referred to as “each a Fund and together the Funds.”

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Risk

25.	Comment: Please changed “capped” to “cap” in the paragraph titled “The Fund return or loss is subject to a capped.”

Response: The Trust has revised the disclosure as you have requested.

26.
Comment:      In the section “New Fund Risk,” the sentence beginning with “Investors bear the risk that they may not ...,” please revise to incorporate the concept that the “Fund may not” rather than “investors may not.”

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

27.	Comment: Please use the language of the prospectus in regards to the Vest Financial Group. There are still references to old terminology such as “VFG.” Please update.

Response: The Trust has revised the disclosure as you have requested.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively